                                               COMMISSION FILE NO 1-10875
===============================================================================



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                                   (MARK ONE)

         X           ANNUAL REPORT PURSUANT TO SECTION 15(d)
        ---          OF THE SECURITIES EXCHANGE ACT OF 1934

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                       OR

        ---        TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE TRANSITION PERIOD FROM TO


                         COMMISSION FILE NUMBER 1-10875



                  NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN
               (FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF
                 DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)


                                 NOVACARE, INC.
                         1016 WEST NINTH AVENUE,
                           KING OF PRUSSIA, PA 19406
             (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE
            PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE)


===============================================================================

                                   NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                      INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------



     FINANCIAL STATEMENTS                                                  PAGE
     --------------------                                                  ----
     REPORT OF INDEPENDENT ACCOUNTANTS                                     2

     FINANCIAL STATEMENTS:

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
               WITH FUND INFORMATION, AT DECEMBER 31, 1997 AND 1996        3 - 4

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
               BENEFITS, WITH FUND INFORMATION, FOR THE YEARS
               ENDED DECEMBER 31, 1997 AND 1996                            5 - 7

     NOTES TO FINANCIAL STATEMENTS                                         8 - 12

     ADDITIONAL INFORMATION: *

               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
               DECEMBER 31, 1997                                            13

               SCHEDULE OF REPORTABLE TRANSACTIONS:

                          SERIES OF TRANSACTIONS IN EXCESS OF 5% OF
                          NET ASSETS FOR THE YEAR ENDED DECEMBER
                          31, 1997                                          14


               SIGNATURE PAGE                                               15


      EXHIBIT                                                    EXHIBIT NUMBER
      -------                                                    --------------

     CONSENT OF INDEPENDENT ACCOUNTANTS                                     23

* OTHER SCHEDULES REQUIRED BY SECTION 2520.103-10 OF THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE UNDER ERISA HAVE BEEN OMITTED BECAUSE THEY ARE NOT APPLICABLE.

                        REPORT OF INDEPENDENT ACCOUNTANTS



TO THE PARTICIPANTS AND ADMINISTRATOR OF THE NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN.

IN OUR OPINION, THE ACCOMPANYING STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND THE RELATED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE NET ASSETS AVAILABLE FOR PLAN BENEFITS OF THE NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN (THE "PLAN") AT DECEMBER 31, 1997 AND 1996, AND THE CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEARS THEN ENDED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE PLAN'S MANAGEMENT; OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDITS. WE CONDUCTED OUR AUDITS OF THESE STATEMENTS IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS WHICH REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS, ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AND EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDITS PROVIDE A REASONABLE BASIS FOR THE OPINION EXPRESSED ABOVE.

OUR AUDITS WERE PERFORMED FOR THE PURPOSE OF FORMING AN OPINION ON THE
BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE. THE ADDITIONAL INFORMATION INCLUDED IN THE SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES AND OF REPORTABLE TRANSACTIONS IS PRESENTED FOR PURPOSE OF ADDITIONAL ANALYSIS AND IS NOT A REQUIRED PART OF THE BASIC FINANCIAL STATEMENTS BUT IS ADDITIONAL INFORMATION REQUIRED BY THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 ("ERISA"). THE FUND INFORMATION IN THE STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS IS PRESENTED FOR PURPOSES OF ADDITIONAL ANALYSIS RATHER THAN TO PRESENT THE NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS OF EACH FUND. THE SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES AND OF REPORTABLE TRANSACTIONS AND THE FUND INFORMATION HAVE BEEN SUBJECTED TO THE AUDITING PROCEDURES APPLIED IN THE AUDITS OF THE BASIC FINANCIAL STATEMENTS AND, IN OUR OPINION, ARE FAIRLY STATED IN ALL MATERIAL RESPECTS IN RELATION TO THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE.

THE SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES AND OF REPORTABLE TRANSACTIONS THAT ACCOMPANY THE PLAN'S FINANCIAL STATEMENTS DO NOT DISCLOSE THE HISTORICAL COST OF CERTAIN ASSETS HELD BY THE PLAN TRUSTEE. DISCLOSURE OF THIS INFORMATION IS REQUIRED BY THE DEPARTMENT OF LABOR'S RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE UNDER ERISA.



PRICE WATERHOUSE LLP
PHILADELPHIA, PENNSYLVANIA
JUNE 15, 1998

NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

                                                                           DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                      FUND INFORMATION
                                  --------------------------------------------------------------------------------------------------
                                     FIDELITY           FIDELITY             FIDELITY             NOVACARE
                                  MANAGED INCOME         PURITAN             MAGELLAN              STOCK           FIDELITY U.S.
                                    PORTFOLIO *           FUND *              FUND *               FUND *         BOND INDEX FUND
                                  ----------------   ----------------   -------------------   -----------------  -------------------

INVESTMENTS, AT FAIR VALUE        $   20,223,523     $   39,132,154     $   57,839,697        $   12,612,974     $      517,872
RECEIVABLES/ PAYABLES:

  EMPLOYEE CONTRIBUTIONS                 148,276            293,767            411,080                95,984             15,209
  EMPLOYER CONTRIBUTIONS                  32,656             62,809             86,585                21,304              3,073
  ADMINISTRATIVE FEES PAYABLE            (16,517)           (12,231)            (4,422)                 (489)              (683)
                                  ----------------   ----------------   -------------------   -----------------  -------------------
    NET ASSETS AVAILABLE
      FOR PLAN BENEFITS           $   20,387,938     $   39,476,499     $   58,332,940        $   12,729,773     $      535,471
                                  ================   ================   ===================   =================  ===================

                                    RETIREMENT          FIDELITY
                                    GOVERNMENT         DIVERSIFIED           FIDELITY
                                   MONEY MARKET       INTERNATIONAL      EMERGING GROWTH       NOVACARE LOAN
                                     PORTFOLIO            FUND                 FUND                 FUND               TOTAL
                                  ----------------   ----------------   -------------------   -----------------  -------------------

INVESTMENTS, AT FAIR VALUE        $      213,593     $    2,289,177     $    3,321,835        $       56,694     $  136,207,519
RECEIVABLES/ PAYABLES:
  EMPLOYEE CONTRIBUTIONS                  11,428             50,436             78,680                     -          1,104,860
  EMPLOYER CONTRIBUTIONS                   2,121              9,626             15,275                     -            233,449
  ADMINISTRATIVE FEES PAYABLE               (741)               (64)              (286)                    -            (35,433)
                                  ----------------   ----------------   -------------------   -----------------  -------------------
    NET ASSETS AVAILABLE
      FOR PLAN BENEFITS           $      226,401     $    2,349,175     $    3,415,504        $       56,694     $  137,510,395
                                  ================   ================   ===================   =================  ===================


*Investment in this fund represents 5% or more of the Plan's net assets.



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                         DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                          FUND INFORMATION
                               -----------------------------------------------------------------------------------------------------
                                   FIDELITY
                                   MANAGED             FIDELITY             FIDELITY             NOVACARE            NOVACARE
                                    INCOME             PURITAN              MAGELLAN               STOCK                LOAN
                                 PORTFOLIO *            FUND *               FUND *               FUND *                FUND
                               -----------------   -----------------   -------------------   -----------------   ------------------
INVESTMENTS, AT FAIR VALUE     $    19,090,269     $     28,069,517    $     41,165,975      $     9,310,559     $        121,880
RECEIVABLES/ PAYABLES:
  EMPLOYEE CONTRIBUTIONS               126,817              219,089             314,562               58,732                    -

  EMPLOYER CONTRIBUTIONS                28,390               47,893              67,995               13,680                    -

  ADMINISTRATIVE FEES PAYABLE             (753)                (356)               (180)                 (23)                   -
                               -----------------   -----------------   -------------------   -----------------   ------------------
    NET ASSETS AVAILABLE FOR
      PLAN BENEFITS            $    19,244,723     $     28,336,143    $     41,548,352      $     9,382,948     $        121,880
                               =================   =================   ===================   =================   ==================

                                  DECEMBER 31, 1996
----------------------------------------------------



                                        TOTAL
                                  ------------------
INVESTMENTS, AT FAIR VALUE        $    97,758,200
RECEIVABLES/ PAYABLES:
  EMPLOYEE CONTRIBUTIONS                  719,200

  EMPLOYER CONTRIBUTIONS                  157,958

  ADMINISTRATIVE FEES PAYABLE              (1,312)
                                  ------------------
    NET ASSETS AVAILABLE FOR
      PLAN BENEFITS               $    98,634,046
                                  ==================

* Investment in this fund represents 5% or more of the Plan's net assets.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                                               YEAR ENDED DECEMBER 31, 1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    FUND INFORMATION
                                              ------------------------------------------------------------------------------------


                                             FIDELITY MANAGED       FIDELITY PURITAN           FIDELITY           NOVACARE STOCK
                                             INCOME PORTFOLIO             FUND              MAGELLAN FUND              FUND
                                             ------------------     ------------------     -----------------     -----------------

ADDITIONS TO NET ASSETS:

INVESTMENT INCOME:
   DIVIDENDS AND INTEREST                    $   1,147,482          $   3,018,262          $   3,597,316         $           -
   NET APPRECIATION (DEPRECIATION)
     IN FAIR  VALUE OF INVESTMENTS                       -              3,627,655              7,618,719             1,753,334
                                             ------------------     ------------------     -----------------     -----------------
                                                 1,147,482              6,645,917             11,216,035             1,753,334
                                             ------------------     ------------------     -----------------     -----------------
CONTRIBUTIONS:
   EMPLOYEE                                      3,544,190              6,536,257              8,844,680             2,006,008
   EMPLOYER                                        283,185              1,178,432              1,560,398               360,876
PLAN MERGER (NOTE 5)                                     -                      -                      -                     -
INVESTMENT TRANSFERS                            (1,866,079)              (612,073)              (925,902)               14,671
                                             ------------------     ------------------     -----------------     -----------------
                                                 1,961,296              7,102,616              9,479,176             2,381,555
                                             ------------------     ------------------     -----------------     -----------------

TOTAL ADDITIONS                                  3,108,778             13,748,533             20,695,211             4,134,889
                                             ------------------     ------------------     -----------------     -----------------

DEDUCTIONS FROM NET ASSETS:

DISTRIBUTIONS TO PARTICIPANTS                    1,883,455              2,552,568              3,891,029               785,875
ADMINISTRATIVE FEES                                 82,108                 55,609                 19,594                 2,189
                                             ------------------     ------------------     -----------------     -----------------
TOTAL DEDUCTIONS                                 1,965,563              2,608,177              3,910,623               788,064
                                             ------------------     ------------------     -----------------     -----------------

NET INCREASE (DECREASE)                          1,143,215             11,140,356             16,784,588             3,346,825

NET ASSETS AT BEGINNING OF YEAR                 19,244,723             28,336,143             41,548,352             9,382,948
                                             ------------------     ------------------     -----------------     -----------------

NET ASSETS AT  END OF YEAR                   $  20,387,938          $  39,476,499          $  58,332,940         $  12,729,773
                                             ==================     ==================     =================     =================

                                                YEAR ENDED DECEMBER 31, 1997
-----------------------------------------------------------------------------
                                                    FUND INFORMATION
                                               ------------------------------

                                                   FIDELITY U.S.
                                                     BOND INDEX
                                                        FUND
                                                   ---------------

ADDITIONS TO NET ASSETS:

INVESTMENT INCOME:
   DIVIDENDS AND INTEREST                          $      14,109
   NET APPRECIATION (DEPRECIATION)
     IN FAIR  VALUE OF INVESTMENTS                         8,461
                                                   ---------------
                                                          22,570
                                                   ---------------
CONTRIBUTIONS:
   EMPLOYEE                                              199,915
   EMPLOYER                                               25,868
PLAN MERGER (NOTE 5)                                           -
INVESTMENT TRANSFERS                                     311,923
                                                   ---------------
                                                         537,706
                                                   ---------------

TOTAL ADDITIONS                                          560,276
                                                   ---------------

DEDUCTIONS FROM NET ASSETS:

DISTRIBUTIONS TO PARTICIPANTS                             23,330
ADMINISTRATIVE FEES                                        1,475
                                                   ---------------
TOTAL DEDUCTIONS                                          24,805
                                                   ---------------

NET INCREASE (DECREASE)                                  535,471

NET ASSETS AT BEGINNING OF YEAR                                -
                                                   ---------------

NET ASSETS AT  END OF YEAR                         $     535,471
                                                   ===============

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

                                                                          YEAR ENDED DECEMBER 31, 1997
---------------------------------------------------------------------------------------------------------------------------------
                                                                              FUND INFORMATION
                                           --------------------------------------------------------------------------------------
                                                                      FIDELITY
                                              RETIREMENT             DIVERSIFIED             FIDELITY
                                           GOVERNMENT MONEY         INTERNATIONAL        EMERGING GROWTH        NOVACARE LOAN
                                           MARKET PORTFOLIO             FUND                   FUND                  FUND
                                           ------------------     ------------------     -----------------     -----------------

ADDITIONS TO NET ASSETS:

INVESTMENT INCOME:
   DIVIDENDS AND INTEREST                  $       6,608          $      79,897          $     666,410         $           -
   NET APPRECIATION (DEPRECIATION)
     IN FAIR  VALUE OF INVESTMENTS                     -                 42,995               (388,300)                    -
                                           ------------------     ------------------     -----------------     -----------------
                                                   6,608                122,892                278,110                     -
                                           ------------------     ------------------     -----------------     -----------------
CONTRIBUTIONS:
   EMPLOYEE                                      152,198                802,350              1,211,264                     -
   EMPLOYER                                       15,006                127,307                196,427                     -
PLAN MERGER (NOTE 5)                              86,895                      -                      -                     -
INVESTMENT TRANSFERS                              43,316              1,322,337              1,776,993               (65,186)
                                           ------------------     ------------------     -----------------     -----------------
                                                 297,415              2,251,994              3,184,684               (65,186)
                                           ------------------     ------------------     -----------------     -----------------

TOTAL ADDITIONS                                  304,023              2,374,886              3,462,794               (65,186)
                                           ------------------     ------------------     -----------------     -----------------

DEDUCTIONS FROM NET ASSETS:

DISTRIBUTIONS TO PARTICIPANTS                     76,318                 25,546                 46,291                     -
ADMINISTRATIVE FEES                                1,304                    165                    999                     -
                                           ------------------     ------------------     -----------------     -----------------
TOTAL DEDUCTIONS                                  77,622                 25,711                 47,290                     -
                                           ------------------     ------------------     -----------------     -----------------

NET INCREASE (DECREASE)                          226,401              2,349,175              3,415,504               (65,186)

NET ASSETS AT BEGINNING OF YEAR                        -                      -                      -               121,880
                                           ------------------     ------------------     -----------------     -----------------

NET ASSETS AT  END OF YEAR                 $     226,401          $   2,349,175          $   3,415,504         $      56,694
                                           ==================     ==================     =================     =================

                                           YEAR ENDED DECEMBER 31, 1997
----------------------------------------------------------------------------



                                                     TOTAL
                                                 ---------------

ADDITIONS TO NET ASSETS:

INVESTMENT INCOME:
   DIVIDENDS AND INTEREST                        $   8,530,084
   NET APPRECIATION (DEPRECIATION)
     IN FAIR  VALUE OF INVESTMENTS                  12,662,864
                                                 ---------------
                                                    21,192,948
                                                 ---------------
CONTRIBUTIONS:
   EMPLOYEE                                         23,296,862
   EMPLOYER                                          3,747,499
PLAN MERGER (NOTE 5)                                    86,895
INVESTMENT TRANSFERS                                         -
                                                 ---------------
                                                    27,131,256
                                                 ---------------

TOTAL ADDITIONS                                     48,324,204
                                                 ---------------

DEDUCTIONS FROM NET ASSETS:

DISTRIBUTIONS TO PARTICIPANTS                        9,284,412
ADMINISTRATIVE FEES                                    163,443
                                                 ---------------
TOTAL DEDUCTIONS                                     9,447,855
                                                 ---------------

NET INCREASE (DECREASE)                             38,876,349

NET ASSETS AT BEGINNING OF YEAR                     98,634,046
                                                 ---------------

NET ASSETS AT  END OF YEAR                       $ 137,510,395
                                                 ===============


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

                                                                      YEAR ENDED DECEMBER 31, 1996
---------------------------------------------------------------------------------------------------------------------------------
                                                                                       FUND INFORMATION
                                             ------------------------------------------------------------------------------------

                                                 FIDELITY
                                              MANAGED INCOME            FIDELITY               FIDELITY          NOVACARE STOCK
                                                PORTFOLIO             PURITAN FUND          MAGELLAN FUND             FUND
                                             -----------------      -----------------      -----------------     ----------------

ADDITIONS TO NET ASSETS:

INVESTMENT INCOME:
   DIVIDENDS AND INTEREST                    $     957,248          $   2,966,738          $   5,440,492         $           -
   NET APPRECIATION (DEPRECIATION)
     IN FAIR  VALUE OF INVESTMENTS                       -                398,436             (1,356,229)            4,444,638
                                             -----------------      -----------------      -----------------     ----------------
                                                   957,248              3,365,174              4,084,263             4,444,638
                                             -----------------      -----------------      -----------------     ----------------
CONTRIBUTIONS:
   EMPLOYEE                                      3,448,831              5,369,404              8,143,788             1,413,012
   EMPLOYER                                      1,104,284              1,000,040              1,442,989               278,277
PLAN MERGER (NOTE 5)                             1,040,328                 82,163                160,603                 1,229
INVESTMENT TRANSFERS                              (595,961)             1,008,949               (444,207)              100,358
                                             -----------------      -----------------      -----------------     ----------------
                                                 4,997,482              7,460,556              9,303,173             1,792,876
                                             -----------------      -----------------      -----------------     ----------------

TOTAL ADDITIONS                                  5,954,730             10,825,730             13,387,436             6,237,514
                                             -----------------      -----------------      -----------------     ----------------

DEDUCTIONS FROM NET ASSETS:

DISTRIBUTIONS TO PARTICIPANTS                    3,059,200              2,936,944              4,530,750               721,799
ADMINISTRATIVE FEES                                 21,773                 33,507                  9,727                19,347
                                             -----------------      -----------------      -----------------     ----------------
TOTAL DEDUCTIONS                                 3,080,973              2,970,451              4,540,477               741,146
                                             -----------------      -----------------      -----------------     ----------------

NET INCREASE (DECREASE)                          2,873,757              7,855,279              8,846,959             5,496,368

NET ASSETS AT BEGINNING OF YEAR                 16,370,966             20,480,864             32,701,393             3,886,580
                                             -----------------      -----------------      -----------------     ----------------

NET ASSETS AT  END OF YEAR                   $  19,244,723          $  28,336,143          $  41,548,352         $   9,382,948
                                             =================      =================      =================     ================



                                               YEAR ENDED DECEMBER 31, 1996
---------------------------------------------------------------------------------
                                            FUND INFORMATION
                                           -------------------


                                             NOVACARE LOAN
                                                  FUND                  TOTAL
                                            -----------------     ---------------

ADDITIONS TO NET ASSETS:

INVESTMENT INCOME:
   DIVIDENDS AND INTEREST                   $           -         $   9,364,478
   NET APPRECIATION (DEPRECIATION)
     IN FAIR  VALUE OF INVESTMENTS                      -             3,486,845
                                            -----------------     ---------------
                                                        -            12,851,323
                                            -----------------     ---------------
CONTRIBUTIONS:
   EMPLOYEE                                             -            18,375,035
   EMPLOYER                                             -             3,825,590
PLAN MERGER (NOTE 5)                                    -             1,284,323
INVESTMENT TRANSFERS                              (69,139)                    -
                                            -----------------     ---------------
                                                  (69,139)           23,484,948
                                            -----------------     ---------------

TOTAL ADDITIONS                                   (69,139)           36,336,271
                                            -----------------     ---------------

DEDUCTIONS FROM NET ASSETS:

DISTRIBUTIONS TO PARTICIPANTS                           -            11,248,693
ADMINISTRATIVE FEES                                     -                84,354
                                            -----------------     ---------------
TOTAL DEDUCTIONS                                        -            11,333,047
                                            -----------------     ---------------

NET INCREASE (DECREASE)                           (69,139)           25,003,224

NET ASSETS AT BEGINNING OF YEAR                   191,019            73,630,822
                                            -----------------     ---------------

NET ASSETS AT  END OF YEAR                  $     121,880         $  98,634,046
                                            =================     ===============


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                                   NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.  DESCRIPTION OF PLAN

GENERAL. The NovaCare, Inc. (the "Company") 401(k) Retirement Savings Plan (the "Plan"), which was formed effective July 1, 1990, is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code ("IRC"). All full and part-time employees of the Company working a minimum of twenty hours per week on a regularly scheduled basis may enroll beginning on the first day of the first payroll period of the month following six months of consecutive service.

ENROLLMENT. An eligible employee participates in the Plan by authorizing the Company to make tax-deferred contributions to the plan on the employee's behalf, resulting in a reduction of the employee's taxable earnings. The employee may direct the investment of these contributions (see "Investment Directions" below).

CONTRIBUTIONS TO THE PLAN. Participants may authorize basic contributions ranging from 1% to 15% of their compensation. Certain highly compensated participants may have their basic contributions limited to 6% of their compensation. In accordance with the IRC, such contributions may not exceed $9,500 in 1996 and 1997. The Company makes matching contributions in the amount of 30% of participant contributions up to the first 6% of compensation. No matching contributions are made with respect to participant contributions exceeding 6% of compensation.

Certain percentage tests (non-discrimination) ensure that contributions by or on behalf of employees do not favor the highly compensated. If these tests are not met, contributions and the earnings attributable thereto will be distributed to the highly compensated employees in accordance with the Plan document. The Plan met the 401(k) non-discrimination tests for the years ended December 31, 1997 and 1996.

PARTICIPANT ACCOUNT. Each account is credited with the participant's contributions and an allocation of (a) the Company's matching contribution and
(b) Plan earnings. Company contributions are allocated based on the matching percentage for participant contributions. Plan earnings are allocated to each participant's account based on the respective account balances. The benefit to which a participant is entitled is the amount that can be provided from their account.

VESTING. Participants are fully vested in their elective deferrals plus actual earnings thereon. Vesting in the remainder of the account is based on years of continuous service. Participants become fully vested upon death or disability, attainment of normal retirement age, or after five years of credited service.

INVESTMENT OPTIONS. Upon enrollment in the Plan, participants may direct contributions among one or more of the following investment funds:

                     I. Fidelity Managed Income Portfolio - An open-end commingled pool which invests in short- and long-term investment contracts issued by insurance companies (GICs), investment contracts issued by commercial banks (BICs), synthetic investment contracts designed to simulate conventional GICs through the purchase of securities and inclusion of a benefit responsive feature (put feature), and cash equivalents.

                     II. Fidelity Puritan Fund - A mutual fund which invests in common and preferred stocks and bonds, including lower-quality, high-yielding debt securities.

                                        NOVACARE, INC. 401(k) RETIREMENT SAVINGS

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                     III. Fidelity Magellan Fund - A mutual fund which invests in the stocks of companies with an expected above-average growth potential and a corresponding higher level of risk.

                     IV. Fidelity U.S. Bond Index Fund - A mutual fund which invests in investment grade (medium to high quality) or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

                     V. Retirement Government Money Market Portfolio - A money market fund which invests in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

                     VI. Fidelity Diversified International Fund - An international fund which invests primarily in equity securities of companies located anywhere outside the United States that are included in the Morgan Stanley EAFE Index.

                     VII. Fidelity Emerging Growth Fund - A mutual fund which invests primarily in stocks of small and medium sized developing companies that the fund's manager believes have potential to grow rapidly in earnings or revenues.

                     VIII. NovaCare Stock Fund - Funds are invested in NovaCare, Inc. common stock with a small portion invested in short-term money market instruments for liquidity.

The NovaCare Loan Fund represents loans which were outstanding as of the dates of the RehabClinics, Inc. and the NovaCare Orthotics & Prosthetics Plan mergers into the NovaCare Plan. The NovaCare Plan did not begin to offer employee loans until January 1, 1998.

DISTRIBUTIONS AND WITHDRAWALS. Distributions are paid in the following manner:

                     I. Distributions from the Fidelity Managed Income Portfolio, Fidelity Puritan Fund, Fidelity Magellan Fund, Fidelity U.S. Bond Index Fund, Retirement Government Money Market Portfolio, Fidelity Diversified International Fund and Fidelity Emerging Growth Fund are paid in cash.

                     II. Distributions from the NovaCare Stock Fund are paid in cash or shares of NovaCare, Inc. common stock at the participant's option. Fractional shares are paid in cash.

Prior to termination of service, participants may, in the event of financial hardship, withdraw amounts from the Plan twice in any 12-month period. In the absence of financial hardship, a participant's contribution may not be withdrawn prior to attainment of age 59 1/2.

Upon termination of service for reasons other than death, participants are entitled to a lump-sum amount equal to the value of the vested balance of their account. Participants with account balances exceeding $3,500 may defer receipt of the lump-sum amount until reaching age 70 1/2. If a participant dies, the entire amount in the participant's account is distributed in a lump sum to the participant's beneficiaries. A terminating participant's unvested account balance is forfeited. In the event of reemployment, the employee is eligible for all previously forfeited amounts. At December 31, 1997, forfeited nonvested accounts totaled $170,480. These accounts will

                                   NOVACARE, INC. 401(K) RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------

be used to reduce future employer contributions. Also, in 1997, employer contributions were reduced by $433,592 from forfeited nonvested accounts.

ADMINISTRATIVE EXPENSES. The Company may elect to pay all Plan administrative expenses. If the Company elects not to pay such expenses, the expenses will be paid by the Plan. During 1997 and 1996, plan administrative expenses were shared by both employer and participants.

PLAN TERMINATION. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA as described further in the Plan document. In the event of Plan termination, participants will become fully vested in their accounts.

2.  SIGNIFICANT ACCOUNTING POLICIES

The Plan's financial statements are prepared on the accrual basis of accounting.

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Fidelity Managed Income Portfolio is a common trust fund which is stated at its net asset value as determined by the fund administrator as of the year-end valuation date. NovaCare common stock is valued at its quoted market price at year end. Participant loans are valued at cost which approximates fair value. Purchases and sales are recorded on a trade date basis. Investment income is recorded when earned.

Basic and matching contributions are recorded in the period during which the Company makes payroll deductions from participant earnings.

3.  DISTRIBUTIONS PAYABLE

Distributions requested by withdrawing participants but not paid were as follows:

                                                                                           DECEMBER 31,
                                                                    -----------------------------------------------------
                                                                               1997                        1996
                                                                    ------------------------      -----------------------
    FIDELITY MANAGED INCOME PORTFOLIO                                 $          1,452              $          43,234
    FIDELITY PURITAN FUND                                                       23,461                          5,868
    FIDELITY MAGELLAN FUND                                                      31,929                         70,886
    FIDELITY EMERGING GROWTH FUND                                                1,322                              -
    FIDELITY DIVERSIFIED INTERNATIONAL FUND                                      1,223                              -
    NOVACARE STOCK FUND                                                          1,162                         25,389
                                                                    ========================      =======================
                      TOTAL DISTRIBUTIONS PAYABLE                     $         60,549              $         145,377
                                                                    ========================      =======================

Distributions are recorded as a reduction in Plan net assets when paid. For Form 5500 reporting purposes, such distributions are recorded as a reduction in Plan assets when requested.

                                   NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


4.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:


                                                                                       1997                       1996
                                                                               ---------------------      -------------------
     Net assets available for benefits per the financial statements            $    137,510,395           $   98,634,046

     Less:  Amounts allocated to withdrawing participants                               (60,549)                (145,377)
                                                                               ---------------------      -----------------

     Net assets available for benefits per the Form 5500                       $    137,449,846           $   98,488,669
                                                                               =====================      =================


The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

                                                                                                         Year Ended
                                                                                                      December 31,1997
                                                                                                    --------------------
              Benefits paid to participants per the financial statements                               $   9,284,412

              Add: Amounts allocated to withdrawing participants at December 31, 1997                         60,549

              Less: Amounts allocated to withdrawing participants at December 31, 1996                      (145,377)
                                                                                                    --------------------

              Benefits paid per Form 5500                                                               $  9,199,584
                                                                                                    ====================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


5.  PLAN MERGER

During 1997, the net assets available for plan benefits of the DC Claussen RPT Physical Therapy, Inc. 401(k) Profit Sharing Plan totaling $86,895 were transferred to the Plan.

During 1996, the net assets available for plan benefits of the Sabolich, Inc. 401(k) Profit Sharing Plan and the Coplin Physical Therapy 401(k) Profit Sharing Plan totaling $983,488 and $300,835, respectively, were transferred to the Plan.

                                   NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

6.  INCOME TAXES

On February 2, 1996 the Internal Revenue Service determined by letter that the Plan qualifies under Section 401 (a) of the IRC and is exempt from federal income taxes under Section 501(a) of IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7.   RELATED PARTY TRANSACTIONS

Certain Plan investments represent shares of mutual funds managed by an affiliate of Fidelity Management Trust Company ("FMTC"). FMTC is the trustee of the Plan. Transactions in these mutual funds are party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
-------------------------------------------------------------------------------

                                DECEMBER 31, 1997

--------------------------------------------------------------------------------------------------------------------------------
                                                        NUMBER OF
                                                      SHARES/UNITS/
IDENTITY OF ISSUE                                     INTEREST RATE                COST (1)                 CURRENT VALUE
-----------------------------------------------    ---------------------     ---------------------      -----------------------

MUTUAL FUNDS:
   FIDELITY MANAGED INCOME PORTFOLIO                       20,223,523        $       20,223,523         $           20,223,523
   FIDELITY PURITAN FUND                                    2,019,203                35,504,499                     39,132,154
   FIDELITY MAGELLAN FUND                                     607,113                50,220,978                     57,839,697
   FIDELITY U.S. BOND INDEX FUND                               47,996                   509,411                        517,872
   RETIREMENT GOVERNMENT MONEY MARKET
      PORTFOLIO                                               213,593                   213,593                        213,593
   FIDELITY DIVERSIFIED INTERNATIONAL FUND                    141,920                 2,246,182                      2,289,177
   FIDELITY EMERGING GROWTH FUND                              139,867                 3,710,135                      3,321,835
                                                                             ---------------------      -----------------------
                                                                                    112,628,321                    123,537,851


NOVACARE STOCK FUND                                           249,910                10,859,640                     12,612,974

NOVACARE LOAN FUND: (MATURITY 1998-2003)                      6% - 9%                    56,694                         56,694
                                                                             ---------------------      -----------------------
                                                                             $      123,544,655         $          136,207,519
                                                                             =====================      =======================




(1) CURRENT VALUE AT BEGINNING OF YEAR OR COST OF PURCHASE IF ACQUIRED DURING THE YEAR.

NOVACARE, INC. 401(K) RETIREMENT SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


SERIES OF TRANSACTIONS IN THE SAME ISSUE AGGREGATING MORE THAN 5% OF THE JANUARY 1, 1997 CURRENT VALUE OF PLAN ASSETS




   IDENTITY OF                                      NUMBER OF            PURCHASE           SELLING       EXPENSE
  PARTY INVOLVED        DESCRIPTION OF ASSET       TRANSACTIONS           PRICE              PRICE        INCURRED
-------------------   --------------------------  ---------------  ---------------------  ------------  -------------
FIDELITY
MANAGEMENT TRUST      FIDELITY MANAGED INCOME
COMPANY               PORTFOLIO                              251          $   5,771,050   $         -    $         -

FIDELITY
MANAGEMENT TRUST      FIDELITY MANAGED INCOME
COMPANY               PORTFOLIO                              245                      -     4,637,798              -

FIDELITY
INVESTMENTS           FIDELITY MAGELLAN FUND                 246             16,221,768             -              -

FIDELITY
INVESTMENTS           FIDELITY MAGELLAN FUND                 240                      -     7,166,765              -

FIDELITY
INVESTMENTS           FIDELITY PURITAN FUND                  248             11,984,845             -              -

FIDELITY
INVESTMENTS           FIDELITY PURITAN FUND                  241                      -     4,549,862              -

FIDELITY
MANAGEMENT TRUST
COMPANY               NOVACARE  STOCK FUND                   238              3,747,147             -              -

FIDELITY
MANAGEMENT TRUST
COMPANY               NOVACARE  STOCK FUND                   220                      -     2,198,067              -

                                                                           CURRENT VALUE
   IDENTITY OF                                         COST OF             AT TRANSACTION        REALIZED GAIN /
  PARTY INVOLVED        DESCRIPTION OF ASSET          ASSET (1)                 DATE                 (LOSS)
-------------------    ----------------------    -------------------    -------------------    ------------------
FIDELITY
MANAGEMENT TRUST       FIDELITY MANAGED INCOME
COMPANY                PORTFOLIO                   $   5,771,050         $    5,771,050          $          -

FIDELITY
MANAGEMENT TRUST       FIDELITY MANAGED INCOME
COMPANY                PORTFOLIO                        4,637,798              4,637,798                     -

FIDELITY
INVESTMENTS            FIDELITY MAGELLAN FUND          16,221,768             16,221,768                     -

FIDELITY
INVESTMENTS            FIDELITY MAGELLAN FUND           6,743,438              7,166,765               423,327

FIDELITY
INVESTMENTS            FIDELITY PURITAN FUND           11,984,845             11,984,845                     -

FIDELITY
INVESTMENTS            FIDELITY PURITAN FUND            4,184,003              4,549,862               365,859

FIDELITY
MANAGEMENT TRUST
COMPANY                NOVACARE STOCK FUND              3,747,147              3,747,147                     -

FIDELITY
MANAGEMENT TRUST
COMPANY                NOVACARE STOCK FUND              1,714,789              2,198,067               483,278


 (1) CURRENT VALUE AT BEGINNING OF YEAR OR COST OF PURCHASE IF ACQUIRED DURING THE YEAR.

                  NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN




                                   SIGNATURES


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE "NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN" HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                   NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN
                                   ---------------------------------------------




DATE:   June 23, 1998                BY:
                                          ------------------
                                                AVEN A. KERR
                                                PLAN ADMINISTRATOR

                                     BY:
                                          ------------------
                                                BARRY E. SMITH
                                                VICE PRESIDENT, CONTROLLER, AND
                                                CHIEF ACCOUNTING OFFICER,
                                                NOVACARE, INC.

                                     BY:  -------------------
                                                NOREEN B. BECCI
                                                VICE PRESIDENT, BENEFITS